Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Charles E. Dropkin Member of the Firm d 212.969.3535 f 212.969.2900 cdropkin@proskauer.com www.proskauer.com

October 22, 2012

VIA ELECTRONIC TRANSMISSION

AND OVERNIGHT COURIER

Mara L. Ransom

Assistant Director United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Suburban Propane Partners, L.P.

Suburban Energy Finance Corp.

Registration Statement on Form S-4

Filed September 19, 2012

File No. 333-183987

Dear Ms. Ransom:

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-4 (File No. 333-183987) (the “Form S-4”) of Suburban Propane Partners, L.P. (“Suburban”) and Suburban Energy Finance Corp. (“Suburban Finance”, and together with Suburban, the “Company”), in your letter dated October 16, 2012 (the “Comment Letter”).

We are writing to respond, on behalf of the Company, to the comments contained in the Comment Letter and to indicate the changes that are being made in Amendment No. 1 to the Form S-4 (the “Amendment”) that will be filed with the Commission on today’s date.

For your convenience, your comments are set forth in this letter, followed by the Company’s responses. References in the responses below in this letter to “we”, “our”, “us” or similar phrases refer to the Company.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Mara L. Ransom United States Securities and	October 22, 2012 Page 2 of 4
Exchange Commission

General

1.	Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993) no-action letters. Please include in your letter the supplemental representations substantially in the form set forth in the Morgan Stanley & Co. Incorporated and Shearman & Sterling letters.

Contemporaneously with the submission of this letter, the Company is filing a supplemental letter stating that the Company is registering the exchange offer in reliance on the Commission’s position enunciated in the abovementioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Industry and Market Data, page ii

2.	We note your disclosure that with regard to market and survey information presented in your prospectus that you “make no representation as to the accuracy of such information.” Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this statement.

The Amendment has been revised to address the Staff’s comment. Please see page ii of the Amendment.

Expiration Date; Extensions; Amendments, page 26

3.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

The Amendment has been revised to address the Staff’s comment. Please see pages 4, 5 and 26 of the Amendment.

4.	In addition, you reserve the right “to delay accepting any old notes.” Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Mara L. Ransom United States Securities and	October 22, 2012 Page 3 of 4
Exchange Commission

The Company may only delay acceptance of any old notes in a manner consistent with Rule 14e-1(c) in connection with an extension of the exchange offer. Accordingly, the Amendment has been revised to delete the statement noted by the Staff, as it is duplicative of the statement that the Company reserves the right to extend the exchange offer. Please see page 26 of the Amendment.

Conditions, page 30

5.	We note your disclosure that you “may terminate the exchange offer as provided in this prospectus before the acceptance of the old notes, if: …” All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

The Amendment has been revised to address the Staff’s comment. Please see page 30 of the Amendment.

Incorporation of Information Filed with the SEC, page 80

6.	Please revise the documents you have listed to incorporate by reference the Form 8-Ks filed on October 20 and October 27, 2011 and the additional Form 8-K filed on July 19, 2012. See Item 11(a)(2) of Form S-4. In this regard, please also specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see Compliance and Disclosure Interpretations – Securities Act Forms (Question 123.05), available in the Division of Corporation Finance section of our website.

The Amendment has been revised to address the Staff’s comment. Please see pages 80 and 81 of the Amendment.

Undertakings, page 84

7.	Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 229.01). Please also include the undertakings required by Item 512(a)(6) and 512(b) of Regulation S-K.

The Amendment has been revised to include the undertakings set forth in Item 512(a)(5)(ii), (a)(6) and (b) of Regulation S-K. Please see pages II-3 and II-4 of the Amendment.

* * * * * *

Mara L. Ransom United States Securities and	October 22, 2012 Page 4 of 4
Exchange Commission

This is to acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Charles E. Dropkin
Charles E. Dropkin, Esq.
Enclosures

cc:	Michael J. Dunn, Jr. (Suburban Propane Partners, L.P.)

Michael A. Stivala (Suburban Propane Partners, L.P.)

Paul Abel (Suburban Propane Partners, L.P.)

James Gerkis (Proskauer Rose LLP)